

July 16, 2018

Paul A. Jacobson
Chief Financial Officer
DELTA AIR LINES INC /DE/
P.O. Box 20706
Atlanta, Georgia 30320

> **Re: DELTA AIR LINES INC /DE/**
> **Form 10-K for the Year Ended December 31, 2017**
> **Filed on February 23, 2018**
> **Form 10-Q for the Period Ended June 30, 2018**
> **Filed on July 12, 2018**
> **File No. 001-05424**

Dear Mr. Jacobson:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the period ended June 30, 2018

Note 2. Revenue Recognition, page 8

1. Revise to disclose significant payment terms for sales of mileage credits to credit card companies, hotels, and car rental agencies pursuant to ASC 606-10-50-12(b).

2. You disclose on page 8 that you reduce the air traffic liability for tickets you sell on behalf of other airlines when consideration is remitted to those airlines. Please tell us how recognition of revenue upon remittance of consideration represents when the performance obligation(s) are satisfied and the customer has gained control of the asset pursuant to ASC 606-10-25-23 and 30. In your response, tell us how this compares to the timing of when the transportation is provided.

3. Your disclosure for passenger ticket sales earning mileage credits appears to focus on mileage credits earned and related air transportation. However, it does not appear to address status related benefits. The description of your Medallion loyalty program on your website indicates it includes various benefits such as move to the front of the line, waived fees, and other elite benefits. Please tell us if you consider loyalty status to be a material right that must be accounted for a separate performance obligation or a marketing program pursuant to ASC 606-10-55-42 to 43. If it is a performance obligation, please consider revising to provide the disclosures required by ASC 606-10-50-9 and 12 for your Medallion loyalty status program.

4. Please tell us whether the accounting treatment you apply towards travel vouchers that may be redeemed by customers is in accordance with ASC 606-10-25-10 and 13(a). Additionally, tell us your methodology for allocating the unrecognized consideration received for the original ticket between the remaining performance obligations: (1) the travel voucher issued and (2) the alternate flight provided. To the extent travel vouchers are material to your results of operations, please revise your disclosures accordingly.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Effie Simpson at (202) 551-3346 or Melissa Raminpour at (202) 551-3379 with any questions.

Division of Corporation Finance
Office of Transportation and Leisure